UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HOSTESS BRANDS, INC.

(Name of Subject Company)

HOSTESS BRANDS, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44109J106

(CUSIP Number of Class of Securities)

Jeannette L. Knudsen

Chief Legal Officer and Secretary

Hostess Brands, Inc.

7905 Quivira Road

Lenexa, Kansas 66215

(816) 701-4600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven A. Rosenblum, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 24, 2023, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on October 30, 2023, and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on November 7, 2023 (as it may be further amended and supplemented from time to time, the “Schedule 14D-9”), and relates to the exchange offer by SSF Holdings, Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of The J. M. Smucker Company, an Ohio corporation (“Smucker”), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Company Common Stock”), of Hostess Brands, Inc. (referred to herein as the “Company,” “Hostess Brands,” “we,” “us,” and “our”).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended and/or supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs under a new subsection entitled “(i) Final Results of the Offer and Completion of the Merger” immediately after the subsection entitled “(h) Legal Proceedings” (beginning on page 60):

“(i) Final Results of the Offer and Completion of the Merger.

At 12:00 Noon, Eastern Time, on November 7, 2023, the Offer expired as scheduled and was not extended. Computershare Trust Company, N.A., in its capacity as depositary and exchange agent for the Offer, advised that, as of the expiration of the Offer, a total of 69,250,307 shares of Company Common Stock were validly tendered and not validly withdrawn pursuant to the Offer, representing 52.10% of the issued and outstanding shares of Company Common Stock as of the Expiration Date, and an additional 22,117,606 shares of Company Common Stock were tendered pursuant to guaranteed delivery procedures, representing approximately an additional 16.64% of the issued and outstanding shares of Company Common Stock as of the Expiration Date. This number of shares of Company Common Stock validly tendered and not validly withdrawn satisfied the Minimum Condition. As each condition to the Offer was satisfied or waived, Purchaser irrevocably accepted for exchange all shares of Company Common Stock that were validly tendered and not validly withdrawn pursuant to the Offer.

On November 7, 2023, following consummation of the Offer, Purchaser merged with and into the Company, with the Company continuing as the surviving corporation. The Merger was completed pursuant to Section 251(h) of the DGCL, with no vote of the Company’s stockholders required to consummate the Merger.

Also on November 7, 2023, the Company notified The Nasdaq Stock Market LLC (“Nasdaq”) of the consummation of the Merger and all shares of Company Common Stock ceased trading on Nasdaq, and the Company requested that Nasdaq file with the SEC a Notification of Removal from Listing and/or Registration on Form 25 to effect the delisting of all shares of Company Common Stock from Nasdaq and the deregistration of such shares under Section 12(b) of the Exchange Act.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

(a)(5)(T)	Press Release issued by The J. M. Smucker Company, dated November 7, 2023 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023	Hostess Brands, Inc.

	By:	/s/ Jeannette L. Knudsen
Name: Jeannette L. Knudsen
Title: Chief Legal Officer and Secretary